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                              February 3, 2024

       Grant Brown
       Chief Financial Officer
       Qorvo, Inc.
       7628 Thorndike Road
       Greensboro, North Carolina 27409-9421

                                                        Re: Qorvo, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 1, 2023
                                                            Filed May 19, 2023
                                                            File No. 001-36801

       Dear Grant Brown:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended April 1, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 35

   1. Where you describe two or more business reasons that contributed to a material change in a financial statement
line item between periods, please quantify, where possible, the extent to which each factor
contributed to the overall change in that line item, including any offsetting factors. If
specific quantitative impacts are known, refrain from using relative terms, such as
"primarily" and    partially offset by.    In addition, where you identify
                                                        intermediate causes of
changes in your operating results, also describe in sufficient detail the reasons underlying
the intermediate causes. In particular, apply this comment to your discussions of gross
margin and segment revenues and operating income. Ensure your narrative better
enables investors to see the company through the eyes of management and provides information
about the quality of, and potential variability of, your earnings and cash flows, so that
investors can ascertain the likelihood that past performance is indicative of future
performance. See Item 303 of Regulation S-K and SEC Release No.
 Grant Brown
Qorvo, Inc.
February 3, 2024
Page 2
         33-8350.
Critical Accounting Estimates
Goodwill Impairment Testing, page 43

2. For any reporting units with estimated fair values that do not substantially exceed their carrying values, please provide the following disclosures in order for investors to better assess the sensitivity of your goodwill to future impairment:
             The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test;
             The amount of goodwill allocated to the reporting unit;
             A description of the methods and key assumptions used and how the key assumptions were determined;
             A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254
with any questions.



FirstName LastNameGrant Brown                                 Sincerely,
Comapany NameQorvo, Inc.
                                                              Division of
Corporation Finance
February 3, 2024 Page 2                                       Office of
Manufacturing
FirstName LastName